Filed by Amerada  Hess Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14d-2(b)
                                                   of the Securities Act of 1934

                                                      Subject Company: LASMO plc
                                                  Commission File No.: 001-11912





             AMERADA HESS CORPORATION INVESTOR AND PRESS CONFERENCE


                                NOVEMBER 7, 2000
                                   10:00 AM CT


Operator:           Good day. And welcome to the Amerada Hess Corporation  LASMO
                    Investor and Press Conference Call. Today's conference is being recorded. At this time, we will go live to New York.
                    Please stand by. The presentation will begin shortly. Thank you.

Man:                Well,  good  morning,  everyone.  Thank you for coming  this morning to hear about the announcement that we made yesterday. Just before we get started, I would like to say that the projections and forward-looking statements that are made this morning are intended to qualify for the safe harbors in the Securities Act.

                    And these statements are subject - as you know - to risks and uncertainties and should not be relied upon. And also under the UK tender offer rules, we are restricted in what we can say about earnings. We can talk about accretive effects of the acquisition, so long as we don't imply in that and you don't imply in that any minimum level of earnings.

                    The slides are on www.vcall.com. And I think that covers that sufficiently. We're glad we can be here to accommodate those of you who were not able to be part of the conference and telephone call yesterday morning - yesterday afternoon in London. And I would like now to please introduce John Hess, Chairman and Chief Executive Officer of Amerada Hess Corporation.

John Hess:          Welcome. We're happy to have you here today. And it was very important to us that we give you, the U.S. investment community, the same presentation that we gave yesterday in London. We will not be discussing anything new. But we wanted to give you, if you will, the same presentation in person that we gave yesterday in London and allow enough time for questions and answers.

                    The format will be about hopefully a 15-minute presentation, where we go into the acquisition of LASMO and why it's so strategic, such a great fit for both companies, and then after the presentation, allow about 45 minutes for Q&A.

                    What I'd like to do first is introduce Anthony Hichens, who's Chairman of LASMO; Joe Darby, who's President and CEO. You all know Sam, who's President and COO of Amerada Hess; and John Schreyer's Executive Vice President and CFO. And before I start with the presentation, I would ask Anthony Hichens, who's Chairman of LASMO, to say a couple words.

Anthony Hichens:    Thank you,  John.  I've written  (unintelligible)  while Joe
                    Darby   and   I   are   sitting   here   amicably,   without
                    (unintelligible),  which as you know, is not always the case when one company  bids for another.  But I became  Chairman, not Executive Chairman,  (unintelligible) the board of LASMO in May of this  year.  I've  spent a great deal of time with
                    Joe (unintelligible)  team, looking at the strategic options
                    available    to   a    London-based    EMP   oil    company,
                    (unintelligible)     loyal     and     the     consolidation
                    (unintelligible) going on in the industry.

                    And you may or may not know  that  the  interest  of  London investors (unintelligible) institution is that (unintelligible) has waned considerably in EMP companies. They prefer big oil. They prefer (unintelligible) and all of that. And they certainly (unintelligible) interested in any of us. And the discontent on the part of these (unintelligible) investors has been very plain to all of us, not just the LASMO (unintelligible).

                    And to cut a long story as short as I can, we came to the conclusion that, should we be approached by a curious player in the industry, bigger than ourselves, who was prepared to pay a sensible price, and with whom we represented a sensible business and people fit, we should take them very seriously and see if the results would be good for our shareholders in terms of a fit.

                    There are other routes open to us. We looked very hard at the sale of substantial assets in order to be able to buy back significant part of our shares. And indeed we had one extremely attractive offer for a major asset and the possibility of other serious assets being sold. But the more one did (unintelligible), the more it became quite clear to us that this was not the optimal route in terms of shareholder value and (unintelligible) for the entire company would be - could be realized, a sensible price was much more likely to create maximum value.

                    Why now? Well, (unintelligible) it's pretty obvious really. The oil price may not be at its highest point. But it's pretty damn near it. Short of a catastrophic (unintelligible) in the Middle East, I think we're looking at very near the top of the cycle.

                    Secondly,  scale  has  always  been  important  in  the  oil industry. It's never been a business where smallish companies really prospered. I think scale today is far more important than it's ever been for two reasons - one, because all the best players are there - the ones with the really low cost and potential bigger returns and the resistance to some (unintelligible) in the oil pricing at times. They're all big and they're getting bigger.

                    And at the same time, there's an almost perfect relationship between the size of the company and the (unintelligible) of its cost of capital. VP, Amoco, people like that - Excel Mobil have a cost of capital in real terms of maybe six, seven percent. People like us have a cost of capital nearer 14, 15% real.

                    And when you look at a project which has an excellent rate of return at shall we say 12% real, it's good for them and it's not good for us. And that's the world in which the competitive age comes as much as anything with the cost of capital. And you have to be big to attract a satisfactory offer.

                    So there we are. When we talked to Amerada, in fact I think we'd realized this before. But it's certainly became clearer still that the fit between the two companies was extraordinarily good. They run their international operations out of London. They're kind enough to in fact to pull their British north business domestic, which sort of emphasizes how Anglo-American Amerada is already. And if they buy LASMO, they'll become a good deal more Anglo-American.

                    We like the people. We work in the same way. Our minds seem to work in the same way about the strategy. Our assets fit with theirs. We can provide things to them that they didn't have before and the strength of their pursuit of the ambition of the international growth through (unintelligible). And we think the combination is a very, very healthy one for the two companies together. We'll be far stronger with a much lower cost to capital than either could possibly attain separately. So that's why we're sitting here today.

John Hess:          Thank you very much.  Welcome and what the presentation will set out to do is basically three things - we'll give an introduction to those of you that don't know us as well about Amerada Hess. So I'll hit the high points on that.
                    We'll repeat to you our company goal and then basically go into the acquisition and show you how it meets our goal.
                    First slide, please.

                    Amerada Hess Corporation - our market capitalization is in the range of $5.5 billion. Our enterprise value is $7.5 billion. New York Stock Exchange sticker symbol AHC. In the last 12 months ending September 30, 2000, $860 million of earnings and $2 billion of cash flow from operations.

                    We estimate in the year 2000 our oil equivalent production to be 374,000 barrels per day, about 2/3 oil, 1/3 gas. a billion barrels of proof reserves and 1.7 billion barrels of proof plus probable reserve. And before the acquisition, about 50% of our capital employed in EMP. But we still have 40% in refining and marketing. But we've really transformed that business in and of itself.

                    And the two major drivers of income there are a competitively advantaged refining joint venture with PDVSA, the national oil company of Venezuela, and St. Croix/ the U.S. Virgin Islands and a very focused retail marketing convenience store chain on the U.S. East Coast.

                    Next slide please. Our principal goals - and by the way, these goals have been consistent. They've been our goals the last five years, for those of you that know us well.

                    In exploration production, the primary driver of income and growth is that business. It's a business that sustains higher returns on capital employed over time. And it's one that has attracted 90% of our capital expenditures every year, year in and year out and will continue to do so.

                    Our objectives in that business -- and they have been our objectives, as I said, for the last five years -- are to expand our international program to at least 33% of our proof reserves. And we have talked to you about that over time. Currently, those proof reserves, without this acquisition, are about 13%.

                    And it's outside - as Antony said, the domestic areas of the United States and the North Sea, which are (unintelligible) two key focus areas until this deal for the company (unintelligible). We are focused on high-quality assets in a few countries. And we want to stay that way. We don't want to be scattered all over the place.

                    And we want to increase our reserve life and accelerate production growth. And obviously having had the benefit of the presentation yesterday, there couldn't be a better fit to meet those objectives than LASMO for our company.

                    Refining and marketing - a smaller and more profitable piece of our portfolio. It is counter-cyclical. It makes that much more money when oil prices are down. But the key there is being in one of the top quartiles for (ROCE). And the whole focus is to enhance financial returns from our existing assets.

                    Next slide, please. Now we'll get into the acquisition itself. And just to remind you, what is the proposal to acquire LASMO. Amerada Hess has offered to purchase all the outstanding shares of LASMO for 2.4 billion pounds or $3.5 billion. The offer has been unanimously recommended by the board of LASMO. The offer price of 1 pound 80 is comprised of approximately 69% cash, approximately 1 pound 25 per LASMO share, and 31% Amerada Hess stock.

                    There is a fixed exchange ratio of 78.7 LASMO shares for each (AEC) share with a remainder in cash. And Amerada Hess will assume approximately 1.1 billion pounds or $1.6 billion of LASMO (unintelligible) debt. There will be a loan note alternative offered. And Amerada Hess already has received irrevocable commitments from shareholders holding over 20% of LASMO shares. We expect the transaction to close in the first quarter of 2001. And next slide.

                    Five major benefits from the acquisition. We continue the transformation that started in the mid '90's to be much more of an EMP company. We achieved strategic objectives of getting more international. We accelerate and expend our production growth. We meet our financial goals.

                    And you will see here that we are not sacrificing our financial discipline or our focus on financial performance to do this deal. We have looked at many deals, many acquisitions in the last two years, big and small, that did not meet either our strategic criteria or our financial criteria. And we walked away.

                    This one met both. And of course, we enhance our competitive position in a consolidating industry.

                    Next slide, please. First (unintelligible) on the benefits. We continue our transformation to EMP. In 1997, 57% of our capital employed was R&M. And 43% was EMP. Over the last several years, we sold over $2 billion of assets - about 25% of our assets - to reshape our asset portfolio to make it more EMP, less R&M, and make both lower cost to get higher profit per barrel in this tough commodity business that we're in.

                    And our targets for financial performance - both reshaping the assets and improving our (unintelligible) could never be better shown than this year, when you benchmarked us against other companies.

                    Yes, we've had the benefit of higher oil prices, higher gas prices, better refining margins. But when you compare us to other companies who also had that benefit, our exploration and production business this year is estimated to be in the first quartile of ROCE in the oil industry for EMP companies. And it's going to be in the second quartile according to our estimates for ROCE and the R&M business.

                    So the point is - the financial performance turnaround I think benchmarks very well. And we're very proud of that.

                    Having said that, we want to go even further. And the LASMO acquisition takes us to another level in terms of really improving our quality of assets for the long term to improve financial performance. And after the acquisition, 2001 - Hess and LASMO together, the new Amerada Hess will be 76% EMP in terms of capital employed and 24% R&M - so major transformation, a work in progress. We're well on the way to getting to where we want to get to, with EMP being 76% of the capital employed at the company.

                    Page 7. We have a map of the world. And I think the one major takeaway here is there is just a terrific fit in a few countries where we want to be or where we already are in terms of the acquisition. We're in the UK. LASMO is in the UK - great overlap for cost savings and also opportunities to optimize the portfolio of assets.

                    We are already in Algeria. LASMO has a very good position in Algeria. We're already in Indonesia. LASMO has even a bigger position in being in the largest gas LNG project there, which is a good profit contributor to the company.

                    Venezuela, as you know, we have a special relationship with, because of the joint venture in St. Croix. And we've always wanted to get a quality asset in EMP in Venezuela. And (unintelligible) is one of the best field developments down there. I know (unintelligible) a comment that was made yesterday that the industry in many cases in exploration and field developments in Venezuela have been disappointed.

                    But one of the areas that isn't disappointing is the performance of (unintelligible). It's one of the best assets. And we're lucky to be acquiring that as part of LASMO. So at the - once the acquisition is completed, we will have 73% of our proved and probable reserves in five countries - the U.S., the UK, Venezuela, Algeria and Indonesia. So there's great focus here. There's a great fit. And there's great focus.

                    Next slide. If you look at the blue sliver of the pie chart, it shows - and this one's on proved and probable reserves. Before the acquisition, Amerada had (unintelligible) 16% international, i.e. outside of the UK - outside of the North Sea and the U.S. After the acquisition, we become 41%. So overnight, with this acquisition, we meet our objective of getting to at least 33% of our reserves in the international arena. Why do we want those international reserves? They are long-life and they're lower cost. And we feel it's that much more valuable to shareholders.

                    Next slide. In addition to meeting our objective to becoming more EMP, more international, this acquisition also has the benefit of increasing and extending our production growth. And you can see here the two companies together in 1999, if you just left (unintelligible) alone, we estimate - we've discussed this with the investment community before, we'd have about a 5% compounded annual growth rate to about 2002.

                    With this acquisition, we improve our compounded annual growth rate to 6%. And we extend that to 2004. So our growth prospects and our growth strength is enhanced because of this acquisition. And I think those of you obviously that follow the industry closely - this benchmarks again very competitively.

                    Page 10. Another element of improving the quality of our assets in EMP is obviously the Reserve to Production Life Index. and that's basically where you take current production and divide it in your reserves and how many years of production life you have in your reserves.

                    Before the acquisition, Hess had a RP ratio of 8.2. LASMO had a proved ratio of 12.8. Together, we go up 20% to 9.8. And there are similar metrics here, even more impressive actually, going on proved plus probable, where our number's
                    14.1. Theirs is 19.1. And it brings us to 15.8. And the extra strength there obviously comes from the yet-to-be-booked proved reserves in places like Algeria and Venezuela.

                    Now, the next slide is the start of six slides that address financial performance - address our financial targets. And this, if anything, is more of what guides us in terms of financial discipline, to meet our financial objective. And many deals that we looked at didn't meet our financial criteria. This one did.

                    One indicator that benchmarks very well is we believe we are buying these reserves at a very competitive price of $5.49 per BOE on a dollar basis. You can see here - this is a report that comes out of JS Herold of other deals that were done. And we beat the median here.

                    Page 12. Another major driver of improving our financial performance, strengthening our financial performance - is that there are cost synergies here because our assets do overlap. And our operations do overlap. And we're looking at combined savings of - before tax - $130 million on an annualized basis.

                    One component is G&A - about 65 million before tax. Forty-five million of that has to do with workforce reduction. We're estimating 150 workforce reduction from both sides. We're really going to go for the right person for the right job.

                    LASMO has a lot of talented people in a lot of different areas. Hess does, as well. Together we'll make an even stronger organization. There will also be (unintelligible) and infrastructure - IT savings that we'll get out of this, consulting savings we'll get where there's duplication. so when you add all up, the G&A is 65 million. Those savings on an annual basis we should start getting between three and six months from the closing.

                    Exploration high grading - Hess's budget last year and this coming year is estimated in exploration about $285 million. LASMO's 110. You put them together. The 395 million - we will be able to high grade our exploration and portfolios together and reduce $65 million and have a - if you will - a better quality exploration program.

                    So between the two initiative - savings before tax - 130 million on an annual basis, and after-tax earnings impact - $90 million. And I'm very pleased to say that Joe Darby, who is President and CEO of LASMO; and Paul Murray, who's the Chief Financial Officer, will be coming with Hess to ensure a successful integration and transition and help us to make sure that we optimize and prioritize the best assets and the best people.

                    The next slide - meeting our financial goals. I mentioned before - to do this deal, we will not sacrifice financial returns just for growth, just to do the deal. And the commodity markets right now give us a great opportunity to really reduce the financial risk of this transaction.

                    First - the pound to dollar ratio is in a place such that it allows us to secure what we think is a very fair price for LASMO. And we've already locked in the pound under $1.45 per pound - to - for the acquisition - to protect the cash and equity components of the transaction.

                    In addition to that, the future market for oil is at a point now where we can lock in accretion on earnings - earnings positive - and we can also lock in an accretion on cash flow to allow us to have very strong cash flow, to have a lack of pay down and debt.

                    And we've already hedged about half of LASMO's oil production in the year 2001 in the range of about $30 (unintelligible). Some of it's (unintelligible) PI. Some of it's (unintelligible). And I think that reduces the major risk in this transaction, especially 2001, to get the debt burden down, and as a consequence, really makes the transaction that much more attractive, I think, for investors.

                    Next page - it's the next slide. Our debt to capital ratio - at closing -- and again, I must say, all these estimates are Amerada Hess estimates based upon future prices, based upon the cost savings I talked about, and also some accounting consolidating entries for the acquisition.

                    At closing, 54% debt to capital, with the hedging, with the cash flow that LASMO will add to Hess's cash flow - 2001 we estimate 42%, 2002 - we're estimating 28%. A couple of points here - one - we've already gotten some indications - I think Moody's came out this morning - reaffirming our current rating of BAA1. Is that right, John?

                    So we're staying financially strong in this transaction. We're waiting to hear from S&P. But it was very important. And one of the reasons we structured the deal we did - was 69% cash. And the remaining amount in stock - is the key to our financial strength, our financial discipline and our financial flexibility. And the fact that we've already gotten feedback from one of the rating agencies is very encouraging in the way they came back to us.

                    Number two - another reason we structured the deal this way was to keep our financial flexibility to continue a capital expenditure program, as well as continue a share repurchase program. So the structure of 69% cash and 31% equity, I think, really was in the best interest of financial strengths, as well as really not diluting our shareholders, but adding strength to the shares that exist (unintelligible).

                    The next slide. Strengthening that cash flow reserves per share - another way of looking at this financial flexibility point - before the transaction, our cash flow per share is $20.75. After, we go up 22% on a pro forma basis to $25.44, i.e. for cash shareholders, even with the new shares being offered - there's more cash flow per share, as well as - there's more proved reserves per share.

                    Before the transaction, Hess had 11 barrels equivalent per share. After the transaction - 17.2 per share. That's a 50% improvement. So this is a great deal for shareholders. They will have much more cash flow per share and much more reserves per share.

                    Another financial goal - generating the strong earnings and cash flow. I talked about the earnings accretion on our estimates. Again, with the future price of oil, in the current range, 2001 - 2.5% earnings accretion, cash flow accretion - 17.8%.

                    Now the next slide - this is about competitive position. We are in a consolidating industry. And we have every intention of being a leader in that industry and a super independent.

                    With the acquisition of LASMO, Hess transforms itself into being one of the top independents with production estimated in 2000 of 565 barrel equivalent today and 2001 - 580,000 barrels equivalent a day, more production than (Unical), than Occidental, than Marathon, and just under Conoco. So overnight, we've transformed ourself to be much stronger in terms of industry oil and gas production.

                    So in summary then, go back to the benefits. We continue the transformation of our company to have a much bigger exposure to EMP. Once this transaction is completed, we will have 76% of our capital employed in EMP. That was one of our objectives. We achieve our strategic objective of becoming more international, of getting access to those low-cost, long-life reserves.

                    We accelerate and extend our production growth - compounded annual growth rate - of 6% through 2004. We meet the financial targets that we set for ourself. We've always kept returns in mind. And that's the first priority - financial performance. And we have not sacrificed that to do this deal.

                    The hedging obviously secures that. And with the structure that we used, more cash flow, more reserves per share for its shareholders. And most of all, it enhances our competitive position, making us one of the largest independents in the industry - a super independent, if you will, allowing us to access broader and larger investment opportunities that meet our financial goals.

                    And at the end of the day, this acquisition is a great fit, the right deal for us. It makes our company a stronger company. And most of all, it makes us a better investment for our shareholders.

                    So with that as a presentation, what I'd like to do now is open the floor to questions that you may have. And we'll do our best to (unintelligible).

Operator:           Again,  if you would like to ask a question on today's call, simply press the star key followed by the digit 1 on your touchtone telephone.

John Hess:          (Unintelligible)  so the  people  on the phone can hear you.
                    Mark.

Mark (Gilman):      Mark (Gilman), ING Barings. John, I had two questions.

John Hess:          Yes.

Mark (Gilman):      First,  I was  wondering  whether  you had  any  preliminary indication of what D&M would say about the LASMO reserve numbers as of year-end '99, whether they will bless the proven reserves as they were on the books or whether they might be looking at something different, one way or the other.

                    Secondly, in terms of the production growth numbers, arithmetic would suggest that if the Hess number is to go from 5 to 6%, the LASMO number has to be about 8% or something in that range. I wonder if you could clarify exactly what you're assuming, in terms of such relatively mature areas of the LASMO portfolio, such as Sanga Sanga and the UK (unintelligible) and how you incorporate that in an 8% derived (unintelligible) number for LASMO.

John Hess:          First  of all,  Mark,  it's MN  (unintelligible)  on the D&M question. In terms of the growth, the major drivers of growth - even accounting for the fact that if Sanga Sanga is mature and the UK is mature, the major drivers are Venezuela
                    - number one, and Algeria - number two. And those are all cooked in the numbers. That's number one.

                    Number two - in terms of D&M, Sam, would you like to (unintelligible).

Sam Collins:        Yeah, if I may, (unintelligible) just add a supplementary on growth. It's a case of aggregating a long time period. If - in order to get the compound growth rate, if you look at our growth rate next year, it is 6%.

                    So in the short term, LASMO - for the next year, doesn't change a great deal. But what it does do is it changes the outer period from 2002-2003 to - and that's the key point.

                    In terms of the second question, which is the (Grollier/McNaughton) reserves, we are confident that the Grollier/McNaughton will give full credit to the overwhelming majority of the reserves, because they already have reserve estimates for Venezuela, for Algeria, for Indonesia. I'd say the only area that is not fully D&M (unintelligible) the UK for (unintelligible). So we have a high confidence that the proven reserves that LASMO has been sharing will be credited by its (unintelligible).

Mark (Gilman):      It will (unintelligible) LASMO to an (unintelligible) at the end of '99.

Sam Collins:        They will  (unintelligible) the  (unintelligible)  number at the end of '99, on a proven basis, yes.

John Hess:          Next question.  (Argin).

(Argin)(Unintelligible): Thanks, John. It's (Argin)(Unintelligible) with Goldman
                    Sachs. One of LASMO's key assets is its Algerian position. (Unintelligible) made a lot of large (unintelligible) profitable discoveries. But it has been slow to come on stream due to delays in government authorization. Is there anything in your relationship with the Algerian government or has anything changed in (unintelligible) LASMO's relationship that suggests the current expectations are more likely to be met?

John Hess:          The  operational  side,  I'm  going  to defer to Sam and Joe
                    Darby and have them add what comments they'd like to make. I mean, just on the relationship side, we have bought oil from the Algerians for 30 years. I think we have an excellent business partnership with them.

                    That's why we were able to - you know, I think a difficult political environment the last three years, both because the oil prices and also domestic politics over there secure the gas (unintelligible) concession, which is a field redevelopment project that has been (gazetted). I think that's a testament that they have confidence in us. We have confidence in them building a working relationship going forward.

                    And I think also because of that, it gave us the security and confidence to move forward with this acquisition, thinking that we could really dovetail the two projects together - the LASMO with the Hess project. In terms of the exact performance, Sam, and the delayed ramp up, I would ask you and Joe to add whatever color commentary you think appropriate.

Sam Collins:        I think I echo what  John said in terms of the  relationship and in terms of the fact that we have seen, through our (unintelligible) project, that the current administration in Algeria is very keen to progress new developments and a number of the satellite developments in LASMO's Hassi
                    Berkine project. In fact, we're seeing development approval very rapidly this year.

                    So I think that has been a sea change in enthusiasm to progress investments by foreign investors in Algeria. And that's obviously something that we wish to capitalize on. There may have been some delays in the past. But we've actually seen the progress this year, I think, increase significantly. And Joe, I don't know whether there's anything you want to add to that.

Joe Darby:          Well, just let me give an update on where we currently stand in Algeria. We're currently producing 72,000 barrels per day, through one chain of facilities. And as Sam has mentioned, this year has seen approval of a number of further trains and two further trains in (HBN) and (HBNF) - have been approved. That will take (unintelligible) of 150,000 barrels per day by early 2002.

                    And we've had three trains approved for the (unintelligible) project, which will add another 230,000 barrels per day capacity by the end of 2002. So we've got approvals in place for capacity to go up to 450,000 barrels of oil per day. And the (unintelligible) joint venture group has also approved a further train of 70,000 barrels per day. It's a satellite field around the (HBN) and (HBNF) facility - a total of 530,000 barrels per day. It all comes very quickly this year in Algeria. So I think we're moving ahead quite rapidly and quite well in that country.

John Hess:          And that's gross numbers.

Joe Darby:          Those are gross numbers.

John Hess:          The LASMO working in position...

Joe Darby:          LASMO  working  interest is  (unintelligible)  12-1/2% after
                    (unintelligible) back (unintelligible). And then what we do is then translate that 12-1/2% of the gross number down to a net equity entitlement, because in Algeria, there is - there are (unintelligible) terms. And the government effectively takes their share (unintelligible) intact to a production entitlement.

                    So it nets down to quite a modest figure in entitlement barrels. But the entitlement barrels have a very, very substantial margin attached to them. And in response to, in part the question that John and Sam have just responded to, the growth rate in production of 6% - in that growth rate, we include entitlement barrels in Algeria. So the production growth rate doesn't necessarily give an indication that the value growth rate - which is more substantial, because it's a very high value Algerian (unintelligible).

John Hess:          Thank you, (unintelligible), well done. Yes, please identify yourself and what (unintelligible).

Tom (Unintelligible):    I'm  Tom  (Unintelligible)  with  (Unintelligible)  and
                    Company. Following the joint venture in St. Croix, you were interested in getting into Venezuela. Now you're in through (unintelligible). I wondered just how that will work out. I mean, will you - on the physical (unintelligible) or will you exchange that for other Venezuelan barrels? Or how will it help your situation in Venezuela?

John Hess:          Two separate  transactions  - the  (unintelligible)  venture transaction - the joint venture refinery has been in existence for several years - very strong relationship with PDVSA and the government of Venezuela. We're building a (unintelligible) down there off our balance sheet, on (unintelligible) balance sheet. It's already been funded with a good refining margin.

                    (unintelligible) is going to be needed out of (unintelligible) to fund the (unintelligible). That should come on first quarter of 2002. With the (unintelligible), we will be about 10% of Venezuela's crude exports. So I think the point here is - they have told us that we are one of their best joint ventures - one of the best joint venture partners.

                    And we have a real solid business relationship with Venezuela. That is a strategic relationship, God willing, for many decades to come - no less, many years to come. When we first did our joint venture with the (unintelligible), we were looking for an EMP opportunity.

                    I mean, our future is much more in Venezuela than it is in Saudi Arabia. That's where we have a strategic relationship. And there were many deals done there - some good, some not so good. But as it turned out, we couldn't get access to some of their reserves at that time. And with the current regime, they're not exactly opening their country to foreign investment.

                    So we have always had a strategic priority to get an EMP venture in Venezuela. With LASMO, we're getting best - one of the best field redevelopments. And while - I mean, superficial terms, it's a mature property - a property that has ramped up to almost 40,000 barrels a day and has prospects for doubling or even more.

                    Over time with a capital investment, we think it's one of the best field redevelopment projects down there. And we think its performance, while a little slow to ramp up, just like Algeria was a little slow, because you're going through the learning curve of politics, as well as field redevelopment, that's starting to come on full steam.

Tom (Unintelligible):  PDVSA's just had its second major management change since the new regime took over in Venezuela. And this time, with a military presence very much in evidence, I wonder if that affects either the joint venture events or the operation (unintelligible).

John Hess:          Fair  question - as of now,  we have no - seen no changes in
                    our  strategic   partnership   or   relationship.   I  think
                    (unintelligible) tell you, as part of the change a year ago to get the (coker) built, we actually extended their payment to us in terms of principal, basically allowing them to defer two years of payments until the (coker) was built.

                    In the last month, they made up those principals for the payment and reduced a 12-year note back to a 10-year note. So my point here is - old regime, new regime, last President of PDVSA - (unintelligible), the current President, they're acting very responsibly financially, as well as in terms of crude supply. And any and all obligations they've had to us, they've met, as well as any other partner we have, be they major oil company or independent oil company.

                    Steve.

Steve (Fife):       Steve (Fife) with Merrill Lynch. John, one of the advantages we have by presenting yesterday with a bunch of numbers, we can go back and play with them in our model and come back and take another crack at you.

                    But we went through and we plugged in the cap ex numbers that you talked about yesterday. And we were showing a little bit less debt reduction that you show in your slide. And I know you mentioned that there were some accounting consolidation entries, as well as the hedging.

                    But maybe if you could just walk us through the - (unintelligible) - I know you have issues with projecting. But help us understand a little bit how much free cash flow you see coming in, how much of the debt may be - some of the hedging, and how much the debt reduction would be, some of the consolidation entries that you (unintelligible).

John Hess:          I'm going to ask John Schreyer,  Chief Financial Officer, to go over the key assumptions in our estimates, be they the hedging packs, be they the cap ex (unintelligible) planned, and any other financial accounting adjustments. I think that's sort of the direction of your question. John.

John Schreyer:      Yeah,  it's a  little - the  rule  (unintelligible)  - okay, making it a little difficult, Steve, to be very precise here. But let me give you what I can to help. You remember that we said yesterday that we used $29.85 as the oil price.
                    We took into account all of the hedges we have - that is, the existing Amerada Hess Corporation hedges and the ones
                    John's discussing, that we have put on to hedge the LASMO production.

                    We've taken into account, as I mentioned yesterday, the additional (DDNA) that comes from the growth of the LASMO assets from their book value to our net asset value. That's about, as I said yesterday, $900 million, which adds in the first year about $1.00 a barrel to our (DDNA).

                    We took into account the interest on the revolving credit facility that will be used to pay the cash portion of the offer. That raises the total interest expense in 2001 to more or less $300 million after a 22% effective tax rate.

                    Finally, all of that gives us cash flow of a very substantial amount of, say, $2.8 billion. We mentioned $1.7 billion of cap ex. And see, there's a - that's not a hard subtraction. And that's what allows us to pay down the debt to the level you've seen.

Steve (Fife):       (Unintelligible) million of your targeted (unintelligible).

John Schreyer:      Yeah, close enough at this point, yeah.

John Hess:          Jay?

Jay: Two questions - probably for Sam - but I just wanted to - one, follow up on Mark's first question. But look at Amerada Hess's growth profile. Looking out past next year, it's hard for me to see how you are going to grow 5% a year. I'm just wondering if you might comment on what's included in that growth profile. What are the assumptions for (unintelligible) and (unintelligible) 9, Algeria, et cetera?

                    And then a second question would be - Sam, perhaps, provide us some insight into this new high-graded exploration portfolio that you have. I guess it's the program for the past couple of years has been somewhat disappointing. I'm just wondering how excited are you? And what kind of opportunities do you see over the next couple of years?

John Hess:          I'm  going to throw  that to Sam.  But I just want to remind everybody - as a company, we used to spend too much money on exploration, like 400 million a year, 380 million a year.
                    And we spent too much of it in the wrong places, i.e. the North Sea and the U.S., which were getting more and more mature.

                    As a consequence, our performance in exploration was very poor. So one of the things we did to deal with future growth was not only change exploration to get that 5% growth he was talking about, shrink it down, and take 1/3 of what remains and put it internationally by places like Brazil, Indonesia. And keep the other 1/3 for the U.S. deep water. Get rid of the onshore exploration. And keep a third in the UK, cutting the UK program in half.

                    But in addition to the exploration changes initiative, to have a better balance among exploration, reserve acquisition, reserve developments, reserve other developments that were El Gassi and El Agreb in Algeria, (unintelligible), reserve acquisitions - we've done some small acquisitions (unintelligible) last year like (unintelligible).

                    So that's what got us to where we are currently. And you're absolutely right. Where would our future initiatives be among those initiatives going forward, just on our own? The LASMO deal leap-frogged that, transformed it, and fit like a glove in terms of meeting both our quality, financial, and growth aspiration in terms of filling that gap.

                    And that obviously was becoming a challenge for us and I think a lot of companies in the business, simply because you're still recovering from an $11 oil price. So I wanted to provide that as a backdrop, before Sam gets specific.

Sam Collins:        Yeah,  I think Jay,  the first part of your  question  was -
                    where was our base rate going to come from, just looking at Amerada Hess's business, that makes up the 5%. And it really comes from a number of areas. First and foremost, of course, the Gassi (unintelligible) project, the Algeria project.
                    (unintelligible) we will have some entitlement production this year.

                    But the big years, of course, come next year, when we have a full year of production, and then the following year, when we get - start to invest in the (unintelligible) gas project.

                    The other areas of great - we do have a number of satellite developments in the UK. The second phase is the (unintelligible) area projects down in (unintelligible), which will give us a lot of gas production. We also, of course, expect the (Claire) project to move forward, although we only have 9% of that. That is a large project.

                    We have the Appleton projects, the (Purse) project, which we also expect to move forward. Down in Southeast Asia, we have the third and fourth phases of the (Jabung) project in (Samatra) (unintelligible) very gas and liquid. And of course, the second phase of the (unintelligible) gas field project. So those projects collectively will give us the 5% growth.

                    The second part of your question was - some insight into the combined exploration program. I think I said yesterday that LASMO will have a current projected program of $110 million and some 29 wells.

                    Our own projected program, including some contingent projects, currently (unintelligible) us acquisition with this (unintelligible) at being $285 million and some 44 wells. The combined program will be $330 million, which gives us the $65 million worth of saving. It would otherwise be $390 million and some - a total number of 60 wells.

                    Now, to give you a flavor for where the focus is going to be, I think our primary focus obviously for the, if you like, the (unintelligible) part of the portfolio, we've got some good prospects in the deep water Gulf of Mexico. We've got some exciting wells to drill in Brazil. We just started drilling our first well. We've got some wells, which I would describe as value rather than volume, in the North Sea to drill. But we've also got our first well in the (Pharaohs), which is a high-impact well to drill.

                    In LASMO's program, they've got clearly some wells to follow up in the deep water (unintelligible) Basin in Indonesia, which I think is an exciting play. They've got some exploration drilling in Libya planned. They've got an exploration well in Columbia, which we're going to take a look at.

                    I think in the - although we've been through a fairly sophisticated and detailed process of due diligence, one of the first things that we will need to do is go through a very systematic, high grading exercise here. But we do think that we can reduce the program by 14 wells and $65 million without actually materially impacting the exposure that we're getting in terms of risk reserves or EMB.

                    In fact, we believe that our program will be enhanced, because having looked at the LASMO program typically, the prospects of their drilling have higher risked reserve adds than the prospects that we were drilling. And therefore, we will be able to reduce the aggregate expenditure and actually increase Hess's overall net risk reserve impact.

John Hess:          Okay.  Yes.

John (Paulson):     John  (Paulson),  (Paulson)  Partners.  Regarding  the LASMO
                    assets in Libya and Iran, what is the process for you to go through to find out whether you'll be allowed to keep them.
                    And if you can keep them, do you have to dispose of them before you complete the acquisition of LASMO? Or can you do it afterwards?

John Hess:          That's a work in progress. So there's a definitive answer to your question that we're not in a position to give you all the specifics on. I think there's two points that are key.
                    And I'm  going to ask Sam  (Barkley)  Collins,  our  General
                    Counsel, Executive Vice President of the Company, to be as specific as he can be.

                    One - the Libyan/Iranian assets are assets that we are attracted by. I think Joe Darby and his team have done an excellent job getting access to them over the last several years. Libya's a strategic country for us. We were and still are in the (Waha) group - the Oasis group, which has Marathon and Conoco in it, the largest concessionaire of production in Libya. It's been in the deep freeze after President Reagan bombed (Kadafi). And the sanctions were put on, executive orders were put on.

                    We have in the last year or so had discussions with the permission of the State Department and OPEC to start looking at ways of (Waha) getting back in business and Hess, Conoco, and Marathon getting back. But at the end of the day, whether it's Libya or Iran, first and foremost, we will comply with all U.S. laws and regulations.

                    So this is a policy that is under review. How it turns out remains to be seen. But we'll do everything that we can following the law to try to protect these business opportunities that LASMO has been able to acquire.

Sam Collins:        And I'll  only add to that by way of saying  that  since the mid  '80's,  we have  worked  very  closely  with the  State
                    Department and the Treasury Department, namely the office of Foreign Asset Controls, to make sure that all of our relationships with Iran and Libya, and at one time we did import 300,000 barrels of Iranian oil - were conducted in an appropriate and fully legal way.

                    We have - and we respect all of our government positions in this area and comply with them fully. We have already advised the Office of Foreign Assets Control of the pending acquisitions and the offer that we're making. And we will work with them to make sure that they are very comfortable in the way that we handle these assets.

                    We do intend to isolate them from our U.S. management and to continue as they are now managed and funded - continue to fund them and manage them through United Kingdom - through our United Kingdom subsidiary without any involvement of our U.S. management.

                    This is a - this is not a condition of the closing of the transaction between us and LASMO. And at the same time, we would not expect the government to take any action to try and delay it. These are a very small portion of the assets involved here. The Libya assets are less than 3% of the reserves. So it's a very small piece of it.

John Hess:          Thanks. Other question - hi.

John (Matey):       John  (Matey) from  (Sanford  Bernstein).  I'm  struggling a little bit with this - the 900 million of DBNA that's been mentioned today, yesterday. I think a traditional DBNA - it would seem to be a very fast write-off of the total that are in consideration here. Does it include the amortization, et cetera? And then secondly, is there a preliminary estimate of the new company's exposure to a dollar change in the oil price? Thank you.

John Hess:          John,  thank  you.  And  John  Schreyer  will do his best to answer those questions.

John Schreyer:      The $900 million,  which is the  additional  DBNA  resulting from the difference between the value at which we will record the asset and the value that presently exists on the LASMO book - is, as you pointed out, amortized on a barrel of oil production basis. It is fairly heavy up front, as you would expect.

                    And by 2011, it is pretty much amortized. It is amortized at a rate that could - is a tie as a dollar a barrel of DOE production in the first year, and by 2011 is 13 cents a barrel. And then it's obviated. The good will, which is not included in that, $900 million and 250 million, as I said last year - as I had it yesterday. It seems like last year.

John Hess:          Not sure what time zone we're on.  Please bear with us.

John Schreyer:      Is  amortized  over a 15-year  period.  And that's about $16 million a year, eight cents a barrel at its high, going on down over the 15-year period.

                    (unintelligible) number - that's the way we see it now. Now there's work to do here a little bit. We did not initially capitalize any of the value in the exploration program or the good will without reserves. We will probably do that as we get closer to the finish line here. That will reduce that $250 million of good will, if we can find a way to put good value on that.

                    That's as we see it now - that has moving parts. They relate to the balance sheet - that the other items on the balance sheet will determine, to some extent, the movement in the good will. But we don't think it'll move very much.

                    Now   I   don't    remember   the   second   part   of   the
                    (unintelligible).

John (Matey):       (Unintelligible) also balance every  dollar impact on income
                    (unintelligible).

John Schreyer:      A good number, I think, would be $85 million - for dollar.

John Hess:          That's  still a work in  progress,  though,  because  if you
                    (unintelligible) production sharing contracts that LASMO has and - we're just kidding - to know the full intricacies of the financial impact per dollar moves. But I think, as long as you take that estimate in that light, I think it's fine to receive it that way.

                    But one of the interesting things, outside of the UK, in the LASMO portfolio, is they have -- and I mentioned this yesterday on the phone call -- they have the properties - that as oil prices go up, the government calls back some. But as oil prices go down, the government shares your pain, where most of our production right now is fortunately in low-tax rate areas.

                    As prices go up, we get more. But as prices go down, when it was $11, we felt the pain. So it actually complements, in a financial structure sense, our portfolio of assets and I think rounds out our assets that much more per changes in oil price. So thank you.

John Schreyer:      (Unintelligible)  just  make  two  further  comments  -  one further comment - and that is - the numbers I just gave you are before hedges, as we (unintelligible) some of that hedge. And secondly, John's quite right. To illustrate, we've calculated $83 a barrel in 2001 and $93 billion - a dollar...

John Hess:          It's a dollar per barrel to start with.  Go ahead.

John Schreyer:      We've  calculated $83 million as the sensitivity to a dollar change in 2001 and 93 in 2002. So you can see it changes as the...

John Hess:          But   2002,    while   production   goes   up,   our   price
                    (unintelligible) goes down. So it's still a pretty good earnings contributor.

John Schreyer:      (Unintelligible).

John Hess:          I think we have a question from the phone line.

Operator:           We'll take our next question  from  Myron (Kaplan), (Kaplan,
                    Mason) and Company.

Myron (Kaplan):     My question's  been - two questions  have been asked already about the foreign assets and so forth. A question in a larger sense is - now that the value of oil reserves has gone up in relation to oil price and so forth, why is it particularly desirable to expand your share of the business, which is invested in ENP, rather than keeping a balance as it is in R&M and so forth?

John Hess:          A fair  question - let me try to drill a little  deeper into that  question and be  responsive to it. Yes, oil prices are
                    up. This  opportunity came up when it did. It happened to be when prices were up. But remember what drives our decision -
                    financial performance, financial discipline. And if this did
                    not  -  in  a  low  price  environment,   in  a  high  price
                    environment - meet our financial targets, we would not have done the deal.

                    It so happened that we got the reserves at a very respectable industry's price of $5.49 per barrel of oil equivalent. That benchmarks very well, if you look at trend of acquisitions over time. And while prices are up, we think, because they're up, we're able to take a lot of the financial risk out of the transaction that wouldn't have been available a year ago in terms of being able to lock in earnings accretion and cash flow accretion.

                    So I think the driver here isn't whether oil prices are up or down. It's - this is the right deal for us. It's the strategic fit in terms of growing EMP, which long term, high prices or low prices are going to generate better ROCE for us than the refining and marketing business. It also gets us more international. But most of all, it meets our financial targets. And the opportunity's there now.

                    If prices were off, maybe it wouldn't be there. We had to deal with the fact that it was there now. And we seized it. And we're thrilled that we did it. And I think it's going to be a great deal for all our shareholders.

Myron (Kaplan):     (Unintelligible) meet your financial targets, does that mean you'll continue the share buyback at more or less the same pace?

John Hess:          Well, I think the answer to that question is as follows.  We can invest our money several different ways. We can invest in exploration. We can invest in property development, property acquisitions. Or we can buy back our shares.

                    We want to keep the financial flexibility to continue running the business, balancing all those investment objectives with the goal in mind of getting the best return for our investment dollar. By structuring this deal 69% cash, 31% stock, we have kept our financial flexibility to be able to keep moving forward our oil funds.

Myron (Kaplan):     Thank you.

John Hess:          Any other questions?  Mark.

Mark:               Just wanted to  follow-up  a couple of  Algerian  questions.
                    Maybe Joe might be able to help out. I was not clear in terms of your entitlement comment, whether the 12-1/2% is pre or post the entitlement.

Joe Darby:          It's pre the entitlement.

Mark:               So your share after entitlements - six, seven, eight, nine.

Joe Darby:          Correct.

Mark: Okay, secondly, I've heard some horror stories about processing fees, transportation charges, and the like - not necessarily your venture, but perhaps others. I wonder if you could comment on the veracity of that.

Joe Darby:          I think in Algeria  there are some  tariffs  that we have to pay for transportation. There's some tariffs that we have to pay for other facilities, too. But they're modest, compared to the natural revenues that we're getting for our crude.
                    And given the...

Mark:               Can you be more precise on the numbers, Joe?

Joe Darby:          I can't  be more  precise.  I don't  have  them  with  me. I
                    (unintelligible) UK...

John Hess:          I think the point is,  Mark,  from our  perspective  on both projects, the LASMO project and the Gassi El Agreb, we don't have horror stories. And in fact, we took protections with the Algerian Oil Company and the Algerian government to make sure we'd be protected, so there aren't the horror stories that you're referring to.

Joe Darby:          If I  may,  Mark,  too,  the  (unintelligible)  contract  is distinctive in that (unintelligible) actually paid their own share of operating costs, which doesn't happen in all the other contracts, including transportation.

Mark: I just have one accounting-related question. John, your comments about the revaluation of the assets and the good will - Quick and (Gerty) on LASMO's balance sheet in midyear would suggest about a billion and a half or a billion six difference between purchase price and book value.

                    Yet you've talked about a billion one, billion one fifty, as being the amount. What's the missing 350 million? Is that being allocated to other assets? Is it being allocated to exploration properties?

Man:                I'm not quite  sure.  But  perhaps  it's  their cash in that
                    (AUK) note. I don't know what it is. But I'll work it out with you. But I'm quite sure that, when you take our net as net value and compare it to what we think their year-end book value will be, the difference is 1.1.

John Hess:          I think one or two more  questions.  And then we should wrap this up. Yes - back there.

Chris (Mallone):    It's  Chris  (Mallone)  from  UBS  Warburg.  John,  you  had mentioned, you had targets in the EMP and R&M of the first quartile, second quartile respectively. Then you showed the production chart - your sales relative to your peers. And you talked about super independent. I'm just wondering if super majors fall within your peer group now and if you are including those in your targeted (unintelligible).

John Hess:          Yeah,   in  the   (unintelligible)   financial   performance
                    estimates for 2000, the major's in those numbers. And we benchmark very well for the year 2000. We made a lot of improvement in financial performance. Now we have to look at how do we continue to reshape our assets to improve performance even more in the future.

                    So I think by structuring the deal the way we did, both in terms of what assets we were buying, the balance of cash versus stock in the transaction, you can see we're building even more value for our shareholders going forward in terms of earnings, in terms of cash flow per share, as well as reserves per share.

                    One more question. That's it? We very much appreciate your interest today. Obviously we're very excited about what this does to improve our competitive position, as well as meeting our financial and strategic targets. Thank you very much.

Operator:           This concludes  today's  conference call. You may disconnect at this time.



                                       END